MANAGEMENT'S DISCUSSION AND ANALYSIS FOR

  THE THREE AND NINE MONTHS ENDED

OCTOBER 31, 2024

RED METAL RESOURCES LTD Management’s Discussion and Analysis For the Three and Nine Months Ended October 31, 2024

INTRODUCTION

The following Management Discussion and Analysis ("MD&A") of Red Metal Resources Ltd. (the "Company" or "Red Metal"), has been prepared by management, in accordance with the requirements of National Instrument 51-102 as of December 23, 2024, and should be read in conjunction with condensed interim consolidated financial statements for the three and nine months ended October 31, 2024 and 2023, and the related notes contained therein which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and Interpretations of the International Financial Reporting Interpretations  Committee which the Canadian Accounting Standards Board has approved for incorporation into Part 1 of the CPA Canada Handbook - Accounting including IAS 34 Interim financial reporting. The information contained herein is not a substitute for a detailed investigation or analysis of any particular issue. The information provided in this document is not intended to be a comprehensive review of all matters and developments concerning the Company. The Company is presently a "Venture Issuer" as defined in National Instrument 51-102.  Additional information relevant to the Company's activities can be found on SEDAR+ at www.sedarplus.ca and the Company's website at http://www.redmetalresources.com.

References to "Red Metal", the "Company", "we", "us", "our" or similar terms refer to Red Metal Resources Ltd. and its wholly-owned subsidiary, Minera Polymet SpA, which owns a 100% interest in three active copper-gold projects on two properties, namely the Farellón and Perth Projects, both located on the Carrizal Property, and the Mateo Project located on the Mateo Property. All of the Company's Chilean mineral properties are located in the Candelaria iron oxide copper-gold (IOCG) belt of the coastal cordillera, in the Carrizal Alto Mining District, III Region of Atacama, Chile.

During the third quarter of the Fiscal 2025, the Company began expanding its mineral property interest through the acquisition of several mineral claims in the provinces of Quebec and Ontario. As of the date of this MD&A, the Company owns 100% interest in three separate mineral claim packages, located in the highly prospective for Hydrogen Larder Lake Mining District of Ontario, along the Quebec border near the town of Ville-Marie, Quebec and four separate packages of mineral claims and mineral claim applications located within the Timiskaming Graben formation approximately 15 km north of the town of Ville Marie, Quebec.

All financial information in this MD&A has been prepared in accordance with IFRS and all dollar amounts are quoted in Canadian dollars, the reporting and functional currency of the parent Company, unless specifically noted. The functional currency for the Company's Chilean subsidiary is the Chilean peso.

On May 23, 2024, the Company completed a share consolidation (reverse stock split) on the basis of one new share for every three old shares. As a result of the share consolidation, the number of issued and outstanding ordinary shares was reduced from 54,866,625 to 18,288,861 shares. The share consolidation did not change the proportionate ownership interest of any shareholder or the total equity attributable to the Company's shareholders. All references to share and per share amounts in the financial statements and accompanying notes have been retrospectively adjusted to reflect the share consolidation as if it had occurred at the beginning of the earliest period presented.

FORWARD-LOOKING STATEMENTS

Except for statements of historical fact relating to the Company, certain statements in this MD&A may constitute forward-looking information, future oriented financial information, or financial outlooks (collectively, "forward-looking information") within the meaning of Canadian securities laws. Forward-looking information may relate to this MD&A, the Company's future outlook and anticipated events or results and, in some cases, can be identified by terminology such as "may", "could", "should", "expect", "plan", "anticipate", "believe", "intend", "estimate", "projects", "predict", "potential", "targeted", "possible", "continue" or other similar expressions concerning matters that are not historical facts and include, but are not limited in any manner to, those with respect to commodity prices, mineral resources, mineral reserves, realization of mineral reserves, existence or realization of mineral resource estimates, the timing and amount of future production, the timing of construction of any proposed mine and process facilities, capital and operating expenditures, the timing of receipt of permits, rights and authorizations, and any and all other timing, development, operational, financial, economic, legal, regulatory and political factors that may influence future events or conditions, as such matters may be applicable.

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RED METAL RESOURCES LTD Management’s Discussion and Analysis For the Three and Nine Months Ended October 31, 2024

In particular, this MD&A contains forward-looking statements pertaining to the following:

• expectations regarding revenue, expenses and operations;

• the Company having sufficient working capital and being able to secure additional funding necessary for the continued exploration of the Company's mineral interests;

• expectations regarding the potential mineralization, geological merit and economic feasibility of the Company's projects;

• expectations regarding drill programs and potential impacts thereof;

• expectations regarding any environmental issues that may affect planned or future exploration programs and the potential impact of complying with existing and proposed environmental laws and regulations;

• treatment under applicable governmental regimes for permitting and approvals; and

• key personnel continuing their employment with the Company. See "Risks and Uncertainties."

Such forward-looking statements are based on a number of material factors and assumptions and include the ultimate determination of mineral reserves, if any, the availability and final receipt of required approvals, licenses and permits, sufficient working capital to develop and operate any proposed mine, access to adequate services and supplies, economic conditions, commodity prices, foreign currency exchange rates, interest rates, access to capital and debt markets and associated costs of funds, availability of a qualified workforce, and the ultimate ability to mine, process and sell mineral products on economically favourable terms.

While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Actual results may vary from such forward-looking information for a variety of reasons, including but not limited to risks and uncertainties disclosed in this MD&A. Forward-looking statements are based upon management's beliefs, estimates and opinions on the date the statements are made and, other than as required by law, the Company does not intend, and undertakes no obligation to update any forward-looking information to reflect, among other things, new information or future events.

Investors are cautioned against placing undue reliance on forward-looking statements.

COMPANY OVERVIEW

Background

Red Metal Resources Ltd. was incorporated under the Nevada Business Corporations Act on January 10, 2005. On February 10, 2021, the Company changed its corporate jurisdiction from the State of Nevada to the Province of British Columbia. Upon the Company's continuation to British Columbia, the Articles of Incorporation and Bylaws of the Company, under the Nevada Revised Statutes, were replaced with the Articles of the Company, under the Business Corporations Act (British Columbia). The authorized capital of the Company was amended to an unlimited number of common shares without par value.

On November 18, 2021, the Company filed a final non-offering prospectus ( the "Prospectus") with the B.C. Securities Commission and became a reporting issuer in the province of British Columbia. The common shares of the Company were approved for listing on the Canadian Securities Exchange (the "CSE") and began trading under the symbol "RMES" as of market open on November 25, 2021, and the Company automatically became a reporting issuer in the province of Ontario. The Company's common shares continue to trade on the OTC Link alternative trading system on the OTC PINK marketplace under the symbol "RMESF" and, as of June 7, 2024, the Company's common shares are also listed on the Frankfurt Stock Exchange under the symbol "I660".

The Company's head office is located at 1130 West Pender Street, Suite 820, Vancouver, British Columbia V6E 4A4. Its registered office address is at 550 Burrard Street, Suite 2501, Vancouver, British Columbia V6C 2B5. The Company's mailing address is 278 Bay Street, Suite 102, Thunder Bay, Ontario P7B 1R8.

On August 21, 2007, the Company formed Minera Polymet Limitada ("Polymet") as a limited liability company, under the laws of the Republic of Chile. On September 28, 2015, the Company changed Polymet's incorporation from Limited Liability Company to a Closed Stock Corporation ("SpA"). As of the date of this MD&A the Company owns 100% of Polymet, which holds its Chilean mineral property interests.

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RED METAL RESOURCES LTD Management’s Discussion and Analysis For the Three and Nine Months Ended October 31, 2024

The Company is engaged in the business of mineral exploration in Chile and Canada with the objective to explore and, if warranted, develop mineral properties. All of the Company's Chilean mineral concessions are located in the Candelaria iron oxide copper-gold (IOCG) belt of the coastal cordillera, in the Carrizal Alto Mining District, III Region of Atacama, Chile. The Company has three active copper-gold projects on two properties, namely the Farellón and Perth Projects both located on the Carrizal Property, and the Mateo Project located on the Mateo Property.

In Canada, the Company's mineral claims are located in the Larder Lake Mining District of Ontario, along the Quebec border near the town of Ville-Marie, Quebec and in the Timiskaming Graben formation, approximately 15 km north of the town of Ville Marie, Quebec . As of the date of this MD&A, the Company's total portfolio of claim blocks in this highly prospective discovery area consists of seven separate packages, covering 172 mineral claims and totalling over 4,546 hectares to the North, Northeast and Southwest of QIMC's Hydrogen-in-soil sample discovery as well as covering similar geology to the west into Ontario. These claim blocks are contiguous on three sides to Quebec Innovative Materials Corp. and cover possible extensions in multiple directions. To date, 164 of the 172 claims have been approved by the Quebec Ministry of Natural Resources and Forests and the Ontario Ministry of Mines.

In addition to holding its Chilean and Canadian projects, as an exploration company, the Company periodically stakes, purchases or options claims to allow time and access to fully consider the geological potential of claims.

The Company's flagship project, the Farellón Project, is an early-stage exploration property consisting of eight mining concessions totalling 1,234 hectares.

Consistent with the Company's historical practices, the Company's management continues to monitor its costs by reviewing the Company's mineral claims to determine whether they possess the geological indicators to economically justify the capital to maintain or explore them. As at the time of this MD&A, Polymet has one employee and engages independent consultants on as needed basis. Most of the Company's support - such as vehicles, office, and equipment - is supplied under short-term contracts. The only long-term commitments that the Company has are for royalty payments on four of its mineral concessions - Farellón Alto 1 - 8, Quina 1 - 56, Exeter 1 - 54, and Che. These royalties are payable once exploitation begins. The Company is also required to pay property taxes that are due annually on all the concessions that are included in its properties.

The cost and timing of all planned exploration programs are subject to the availability of qualified mining personnel, such as consulting geologists, geo-technicians and drillers, and drilling equipment. Although Chile and Canada has a well-trained and qualified mining workforce from which to draw, if the Company is unable to find the personnel and equipment needed at the prices that were budgeted for the programs, the Company might have to revise or postpone its exploration plans.

Significant events for the nine-month period ended October 31, 2024, and up to the date of the filing of this MD&A

Director and Management Changes

On May 10, 2024, Jeffrey Cocks and Joao (John) Da Costa resigned from the board of directors of the Company and, in connection therewith, the Company appointed Gregory Jensen and Marian Myers, P. Geo, to fill the casual vacancies created by the resignations of Messrs. Cocks and Da Costa.

In addition, effective as of May 10, 2024, Caitlin Jeffs, P.Geo. stepped down from her management positions as President, CEO and Corporate Secretary of the Company and Gregory Jensen assumed these leadership positions. At the same time Brian Gusko was appointed Vice President of Finance and Marian Myers, P.Geo., as Project Manager.

On August 15, 2024, Gregg Jensen resigned from all management positions he held with the Company, as well as from the board of directors. Effective August 16, 2024, Caitlin Jeffs reassumed the positions of the CEO, President and Corporate Secretary for the Company. On the same date, Brian Gusko joined the board of directors of the Company.

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RED METAL RESOURCES LTD Management’s Discussion and Analysis For the Three and Nine Months Ended October 31, 2024

On November 12, 2024, Matthew Parent joined the board of directors of the Company.

During the Company's annual general meeting of shareholders (the "AGM"), which was held on December  3, 2024, the shareholders of the Company elected Caitlin Jeffs, Brian Gusko, Cody McFarlane, Michael Thompson, and Matthew Parent as directors of the Company for the ensuing year. Marian Myers, P.Geo., did not stand for re-election at the AGM.

Restructuring of Certain Debt

On May 9, 2024, the Company entered into debt restructuring agreements (the "Debt Agreements") in the amount of $1,911,451 (the "Debt") with its related parties. Pursuant to the Debt Agreements, the Creditors agreed to forgive $145,848 of the Debt and to restructure the repayment of the balance over a period of 60 months in semi-annual installment payments, with the first payment being scheduled for November 9, 2024. The Debt is unsecured and accrues interest at a rate of 8%.

Private Placement Offerings

On May 24, 2024, the Company announced its intention to undertake a non-brokered private placement consisting of the issuance of up to 5,400,000 Shares of the Company at a price of $0.05 per Share for gross proceeds of up to $270,000 (the "Offering"). On June 19, 2024, the Company closed the first tranche of the Offering, issuing a total of 1,200,000 Shares for gross proceeds of $60,000. On July 18, 2024, the Company closed the second and final tranche of the Offering issuing 550,000 Shares for gross proceeds of $27,500.

On November 22, 2024, the Company completed the first tranche of the non-brokered private placement (the "Offering"), issuing 3,000,000 flow-through units (the "FT Units") at $0.10 per FT Unit for gross proceeds of $300,000 and 915,000 non-flow-through units (the "NFT Units") at $0.08 per NFT Unit for gross proceeds of $73,200. Each FT Unit consisted of one flow-through common share (an "FT Share") and one-half of one non-transferable Common Share purchase warrant (each whole Common Share purchase warrant, a "Warrant"). Each NFT Unit consisted of one common share (a "Common Share") and one-half of one non-transferable Common Share purchase Warrant. Each Warrant is exercisable to acquire one Common Share at $0.12 per Common Share until May 22, 2026.

The Company paid an aggregate finder's fee of $30,000 and issued 300,000 share purchase warrants (the "Finder's Warrants"). Each Finder's Warrant is exercisable to acquire one Common Share at $0.12 per Common Share until May 22, 2026.

Debt Settlement

On May 24, 2024, the Company announced its intention to complete a debt settlement with non-arm's-length creditors (the "Debt Settlement"). The Debt Settlement was completed on June 19, 2024, by converting a total of $629,093 into 12,581,865 Shares at a deemed price of $0.05 per Share. Of this amount, $450,000 were originally owed under the notes payable to related parties and were reassigned to new directors and officers of the Company, who joined the management team on May 10, 2024, $50,000 were owed to Da Costa Management Corp, an entity owned by John Da Costa, the Company's CFO, for prior consulting services, and $129,093 were owed to Fladgate Exploration Consulting Corporation, an entity partly owned by Mr. Thompson, the Company's director and VP of Exploration, and Ms. Jeffs, the Company's director and CEO, under an 8% note payable due on demand. Fladgate forgave the interest accumulated on the principal due under the note, being $77,362, which was recorded as share-based payment reserve.

On July 18, 2024, the Company issued 150,000 Shares on conversion of $7,500 the Company owed to one of its vendors.

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RED METAL RESOURCES LTD Management’s Discussion and Analysis For the Three and Nine Months Ended October 31, 2024

Material Agreements

On September 4, 2024, the Company announced an advertising and investor awareness campaign agreement ( the "INN Agreement") with Investing News Network ("INN"). INN is a private company headquartered in Vancouver, Canada, dedicated to providing independent news and education to investors. The INN Agreement is for a period of fourteen months, commencing on September 3, 2024, at a total cost of $86,400.

On November 19, 2024, the Company entered into a Media Services Agreement (the " Free Market Media Agreement") with Free Market Media Ltd. ("Free Market Media"), a Langley, BC corporation, to help raise online marketing awareness and provide a comprehensive digital media campaign for a fee of up to US$50,000 for a term of 90 days. The Agreement may be renewed or extended by the Company and Free Market Media at the end of the initial term.

On November 20, 2024, the Company announced an engagement of Investment-Zirkel-München ("IZM"), a company offering several services for German language investor awareness, including news dissemination, conference calls, real-time investor forums and an active investors network throughout Europe. IZM has a select investor following that participates in both financings and open market buying. The IZM contract is for a two-year term at $25,000.

Grant of Stock Options

On October 2, 2024, the Company's board of directors approved a grant of stock options under the Company's stock option plan to directors, officers, management company employees, and consultants of the Company to purchase up to an aggregate of 1,200,000 common shares at an exercise price of $0.12 per common share. Pursuant to the terms of the option agreements, 1,200,000 options vested immediately and will expire on October 2, 2026. The Company determined the fair value of the options to be $46,376, which was estimated using the Black-Scholes Option Pricing model.

OVERVIEW OF MINERAL PROPERTIES

As of the date of this MD&A the Company's mineral property interests include three active copper-gold projects on two properties, namely the Farellón and Perth Projects both located on the Carrizal Property, and the Mateo Project located on the Mateo Property, which are located in the prolific Candelaria iron oxide copper-gold (IOCG) belt of Chile's coastal Cordillera (see Figure 1 below). And 172 mineral claims totalling over 4,546 hectares located in the Larder Lake Mining District of Ontario, along the Quebec border near the town of Ville-Marie, QC and in the Timiskaming Graben formation, approximately 15 km north of the town of Ville Marie, QC. To date, 164 of the 172 claims have been approved by the Quebec Ministry of Natural Resources and Forests and the Ontario Ministry of Mines (see Figure 2 below).

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RED METAL RESOURCES LTD Management’s Discussion and Analysis For the Three and Nine Months Ended October 31, 2024

Figure 1 - Location and access to active properties (accessible by road from Vallenar)

Figure 2 - Location of Mineral Claim blocks in Ontario and Quebec

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RED METAL RESOURCES LTD Management’s Discussion and Analysis For the Three and Nine Months Ended October 31, 2024

The Company's active Chilean properties are listed in the table below:

Property	Percentage, type of claim	Hectares
		Gross area	Net area(a)
Farellón
Farellón Alto 1 - 8	100%, mensura	66
Quina 1 - 56	100%, mensura	251
Exeter 1 - 54	100%, mensura	235
Cecil 1 - 49	100%, mensura	228
Teresita	100%, mensura	1
Azúcar 6 - 25	100%, mensura	88
Stamford 61 - 101	100%, mensura	165
Kahuna 1 - 40	100%, mensura	200
		1,234	1,234
Perth
Perth 1-36	100%, mensura	109
Rey Arturo 1-30	100%, mensura	276
Lancelot 1 1-27	100%, mensura	260
Galahad IA 1 44	100%, mensura	217
Camelot 1 53	100%, mensura	227
Percival 4 1 60	100%, mensura	300
Tristan II A 1 55	100%, mensura	261
Galahad IB 1 3	100%, mensura	10
Tristan II B 1 4	100%, mensura	7
Merlin IB 1 10	100%, mensura	38
Merlin A 1 48	100%, mensura	220
Lancelot II 1 23	100%, mensura	115
Galahad IC	100%, mensura	4
		2,044	2,044
Mateo
Margarita	100%, mensura	56
Che 1 and Che 2	100%, mensura	76
Irene and Irene II	100%, mensura	60
		192
Overlapped claims(a)		(10)	182
			3,460

(a) Irene and Irene II overlap each other; the net area of both claims is 50 hectares.

Property acquisition costs are listed in the tables below:

Exploration and evaluation assets at October 31, 2024

	January 31, 2024	Acquisition costs	Effect of foreign currency translation	October 31, 2024
Farellón Project
Farellón	$394,421	$-	$7,003	$401,424
Quina	152,025	-	2,700	154,725
Exeter	154,406	-	2,742	157,148
Farellón Project, sub-total	700,852	-	12,445	713,297
Ville Marie Project	-	5,000	-	5,000
Total costs	$700,852	$5,000	$12,445	$718,297

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RED METAL RESOURCES LTD Management’s Discussion and Analysis For the Three and Nine Months Ended October 31, 2024

Exploration and evaluation assets at January 31, 2024

	January 31, 2023	Acquisition costs	Effect of foreign currency translation	January 31, 2024
Farellón Project
Farellón	$452,048	$-	$(57,627)	$394,421
Quina	174,237	-	(22,212)	152,025
Exeter	176,966	-	(22,560)	154,406
Total costs	$803,251	$-	$(102,399)	$700,852

During the nine-month periods ended October 31, 2024 and 2023, the Company incurred the following costs associated with the exploration activities on its mineral properties:

Exploration costs for the nine-month period ended October 31, 2024

	Farellón Project	Perth Project	Mateo Project	Ville Marie Project	Total Costs
Property taxes paid	$9,185	$21,295	$1,800	$-	$32,280
Camp costs (including meals and travel)	2,855	-	-	-	2,855
Geological fees	-	-	-	10,000	10,000
Total exploration costs	$12,040	$21,295	$1,800	$10,000	$45,135

Exploration costs for the nine-month period ended October 31, 2023

	Farellón Project	Perth Project	Mateo Project	Ville Marie Project	Total Costs
Property taxes paid	$10,301	$19,725	$1,667	$-	$36,198
Assay costs	192	-	-	-	192
Total exploration costs	$10,493	$19,725	$1,667	$-	$36,390

In addition to the costs listed in the tables above, during the nine-month period ended October 31, 2024, the Company incurred $4,453 in regulatory fees associated with claim maintenance (2023 - $4,399). These fees are included in the mineral exploration costs in the consolidated statements of comprehensive loss.

Ville Marie Project

On October 30, 2024, the Company executed a definitive agreement (the "Quebec Agreement") to acquire a 100% interest in three separate packages of mineral claims (11 mineral claims in total) and applications to acquire eight further mineral claims located within the Timiscaming Graben formation, approximately 15 km north of the town of Ville Marie, Quebec, situated between two major mining cities and accessible by road (Route 101) (the "Ville Marie Project").  The Ville Marie Project is contiguous to Quebec Innovative Materials Corp.'s ("QIMC") recent expansion claims staking and in the area of the expansion of its natural renewable hydrogen discovery.

Under the terms of the Quebec Agreement the Company paid $5,000 and agreed to issue up to 1,600,000 common shares, of which 1,100,000 shares were issued on November 13, 2024, and the balance of 500,000 common shares will be issued once the remaining eight claim applications are approved.  No royalty is to be paid out of any potential future revenue.

On December 2, 2024, the Company executed a definitive agreement (the "Ontario Agreement") to acquire a 100% interest in three separate claim packages totaling 149 mineral claim units and 3,246 hectares located in Larder Lake Mining Division of Ontario, contiguous to Quebec Innovative Materials Corp, and are accessible from the town of Timiskaming Shores by road and boat.

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RED METAL RESOURCES LTD Management’s Discussion and Analysis For the Three and Nine Months Ended October 31, 2024

Under the terms of the Ontario Agreement, the Company agreed to a cash payment of $8,000 and to an issuance of 2,250,000 common shares, which were issued on December 12, 2024. No royalty is to be paid out of any potential future revenue.

The Company has been reviewing regional geological data to formulate an initial exploration plan, which may include:

• Gas sampling from the soil (soil gas survey) and conducting underwater surveys in Lake Timiskaming.

• These surveys can be used, among other things, to locate degassing zones associated with faults in the Timiskaming rift.

• Geophysical surveys could be carried out to detect deep structures in the rock.

• Drone surveys can also be realized to provide useful remote sensing data for hydrogen and helium exploration.

• Fieldwork can be carried out mainly in the Municipality of St-Bruno-de-Guigues sector.

Recommended Plan of Exploration and Development

Based on the positive results from the multiple past exploration programs on the Farellón Project area, as well as the successful 2022 drilling program, the Company plans to continue with a 20,000m drilling program to test down to 400m depth with enough intercepts to complete an initial mineral resource estimate. The Company expects the drilling program to cost approximately $5,202,000. The commencement of this drilling program will depend on the Company's ability to raise sufficient funding.

Capital Resources

The Company's ability to acquire and explore its Chilean and Canadian claims is subject to the Company's ability to obtain the necessary funding. The Company's management expects to raise funds through any combination of debt financing and/or sale of its securities. The Company has no committed sources of capital. If management is unable to raise funds as and when needed, the Company may be required to curtail, or even to cease, its operations.

Contingencies and Commitments

The Company had no contingencies at October 31, 2024.

As of October 31, 2024, the Company had the following long-term contractual obligations and commitments, notwithstanding $1,022,229 the Company owed to its related parties under notes and amounts payable that were due on demand, $1,687,734 the Company owed to its related parties under notes payable that were due in series of semi-annual payments with the final payment due on May 9, 2029, and $141,029 in Chilean withholding taxes payable:

Farellón royalty. The Company is committed to paying the vendor a royalty equal to 1.5% on the net sales of minerals extracted from the Farellón Alto 1 - 8 concession up to a total of US$600,000. The royalty is payable monthly and is subject to a monthly minimum of US$1,000 when mining operations are active.

Quina royalty. The Company is committed to paying a royalty equal to 1.5% on the net sales of minerals extracted from the Quina concession. The royalty payments are due semi-annually once commercial production begins and are not subject to minimum payments.

Exeter royalty. The Company is committed to paying a royalty equal to 1.5% on the net sales of minerals extracted from the Exeter concession. The royalty payments are due semi-annually once commercial production begins and are not subject to minimum payments.

Che royalty. The Company is committed to paying a royalty equal to 1% of the net sales of minerals extracted from the concessions to a maximum of US$100,000 to the former owner. The royalty payments are due monthly once exploitation begins and are not subject to minimum payments.

Mineral property taxes. To keep its Chilean mineral concessions in good standing the Company is required to pay mineral property taxes of approximately US$26,000 per annum.

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RED METAL RESOURCES LTD Management’s Discussion and Analysis For the Three and Nine Months Ended October 31, 2024

QUALIFIED PERSON

Caitlin Jeffs, P. Geo., director of the Company, is a "qualified person" as defined by NI 43-101 and has reviewed and approved, or has prepared, as applicable, the disclosure of the scientific and technical information contained in this document.

SELECTED FINANCIAL INFORMATION

	Nine months ended October 31, 2024	Year ended January 31, 2024
Comprehensive loss	$564,478	$708,803
Net loss per share - basic and diluted	$0.02	$0.03
Total assets	$838,052	$841,410

RESULTS OF OPERATIONS

The three-month period ended October 31, 2024, compared to the three-month period ended October 31, 2023.

During the three-month period ended October 31, 2024, the Company reported a net loss of $188,526 as compared to a net loss of $163,376 the Company incurred during the three-month period ended October 31, 2023. The Company's total operating expenses during the three months ended October 31, 2024, were $147,628, an increase of $75,793 as compared to the $71,835 the Company reported for the three months ended October 31, 2023. The largest factors that contributed to the increase in operating expenses were attributed to $25,320 the Company incurred in advertising and promotion fees and $6,502 in travel and entertainment fees, the Company did not have the similar expenses during the comparative period ended October 31, 2023; these expenses were included in general and administrative expenses, contributing to an overall $25,922 increase in general and administrative expenses. The operating expenses were further increased by $46,376 in share-based compensation the Company recognized on the options to acquire up to 1,200,000 common shares, which were granted to the Company's directors, officers and consultants. The Company's exploration expenses increased by $10,136 to $11,279 for the period ended October 31, 2024, which were associated with geological work on the Company's Ville Marie Project.

The above increases were in part offset by decreased regulatory expenses, which decreased by $3,912 to $6,107, consulting expenses, which decreased by $2,000 to $28,000, and amortization, which decreased by $1,063 to $2,556.

In addition to the regular business operating expenses, the Company's overall net loss for the three months ended October 31, 2024, was effected by $40,631 in interest accrued on the notes payable the Company issued to its related parties (October 31, 2023 - $48,868), and $267 loss on foreign exchange fluctuations (October 31, 2023 - $42,673).

The nine-month period ended October 31, 2024, compared to the nine-month period ended October 31, 2023.

During the nine-month period ended October 31, 2024, the Company reported a net loss of $571,020 as compared to net loss of $512,999 the Company incurred during the nine-month period ended October 31, 2023. The Company's total operating expenses during the nine months ended October 31, 2024, were $449,769, an increase of $114,925 as compared to $334,844 the Company reported for the nine months ended October 31, 2023. The largest factor, which contributed to the increase in operating expenses was attributed to $46,376 in share-based compensation the Company recognized on the options to acquire up to 1,200,000 common shares, which were granted to the Company's directors, officers and consultants, and $58,878 the Company incurred in professional fees, which increased by $44,004 as compared to $14,874 the Company incurred during the comparative nine months ended October 31, 2023. In addition, the Company incurred $39,483 in travel and entertainment fees, which were included in general and administrative expenses and which increased by $38,004 as compared to $1,479 the Company incurred during the comparative period.

These increases were in part offset by a $10,715 decrease in the Company's advertising and promotion expenses included in general and administrative expenses, which decreased to $63,296, as compared to $74,011 the Company incurred during the nine months ended October 31, 2023, $11,533 decrease in salaries, wages, and benefits to $17,205 the Company incurred during the period ended October 31, 2024, as compared to $28,738 the Company incurred during the comparative period, and $4,340 decrease in amortization expense, to $8,135, as compared to $12,475 recognized for the nine months ended October 31, 2023.

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RED METAL RESOURCES LTD Management’s Discussion and Analysis For the Three and Nine Months Ended October 31, 2024

In addition to the regular business operating expenses, the Company's overall net loss for the nine-month period ended October 31, 2024, was effected by $133,962 in interest accrued on the notes payable the Company issued to its related parties (October 31, 2023 - $139,086), $2,205 loss on foreign exchange fluctuations (October 31, 2023 - $39,069) and $14,916 write off of debt associated with old vendor payables that have exceeded the statute of limitations.

The changes in operating expenses and overall net loss were mainly associated with the change in management of the Company, the share consolidation the Company effected in May of 2024, share issuances and debt conversions, as well as the acquisition of new mineral claims in Canada.

Summary of Quarterly Results

Results for the most recently completed financial quarters are summarized in the table below:

Period ended	Net loss	Loss per share; basic and diluted
October 31, 2024	$ (188,526)	$ (0.01)
July 31, 2024	$ (234,275)	$ (0.01)
April 30, 2024	$ (148,219)	$ (0.01)
January 31, 2024	$ (124,810)	$ (0.01)
October 31, 2023	$ (163,376)	$ (0.01)
July 31, 2023	$ (152,430)	$ (0.01)
April 30, 2023	$ (197,193)	$ (0.01)
January 31, 2023	$ (350,757)	$ (0.02)

During the quarter ended October 31, 2024, the Company recorded a net loss of $188,526. The Company's total operating expenses during the three months ended October 31, 2024, were $147,628 with the largest expense associated with 46,376 in share-based compensasiton recognized on the grant of options to acquire up to 1,200,000 common shares at $0.12 per share, which expire on October 2, 2026. This increase was followed by $44,609 the Company incurred in general and administrative expenses, which included $25,320 incurred in relation to the investor outreach activities, $6,502 for travel expenses, and $6,775 in administrative fees. The Company spent a further $28,000 on consulting fees associated with the management changes in May of 2024, and $11,279 on mineral exploration costs related to the acquisition of new mineral claims in Quebec and Ontario. As a result of debt restructuring and partial forgiveness of interest accrued on the notes payable, which was finalized on May 9, 2024, the Company's interest on current debt during the third quarter of its fiscal 2025 decreased to $40,631.

During the quarter ended July 31, 2024, the Company recorded a net loss of $234,275. The Company's total operating expenses during the three-month period ended July 31, 2024, were $205,827 with the largest expense associated with $50,407 the Company incurred in consulting fees associated with the management changes in May of 2024. This increase was followed by $39,719 in professional fees associated with engagement of a new legal council to assist the Company with management changes, debt restructuring, and financing. During the same period the Company spent $37,976 and $32,945 on investor relation activities and travel expenses, respectively, and further $20,230 were spent on regulatory and compliance expenses associated with the financing and debt restructuring transactions that took place during the second quarter of the Company's fiscal 2025. As a result of debt restructuring and partial forgiveness of interest accrued on the notes payable, which was finalized on May 9, 2024, the Company's interest on current debt during the second quarter of its fiscal 2025 decreased to $42,095. These increased expenses were in part offset by a $14,916 write off of old vendor payables that have exceeded the statute of limitations. Overall, the second quarter of the fiscal 2025 saw a continued increase in net loss, as compared to two prior quarters, which resulted from increased business activity following the change in management.

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RED METAL RESOURCES LTD Management’s Discussion and Analysis For the Three and Nine Months Ended October 31, 2024

During the quarter ended April 30, 2024, the Company recorded a net loss of $148,219. The Company's total operating expenses during the three-month period ended April 30, 2024, were $96,314 with the largest expense associated with $36,358 the Company incurred in exploration expenses, which were associated with the payment of 2024/25 year property taxes, followed by $16,619 in professional fees associated with engagement of a new legal council to assist the Company with management changes, debt restructuring, and financing, and $15,000 the Company incurred in consulting fees. The Company's salaries, wages and benefits decreased to $5,385 as a result of the reorganization of the Company's operations, as the Company moved one of its employees from the salaried position to an administrative position as a self-employed consultant, which consequently resulted in $6,222 the Company recognizing in administrative costs included in general and administrative expenses. The Company's interest on current debt during the first quarter of fiscal 2025 increased to $51,236, and fluctuation in foreign exchange rates resulted in an additional loss of $669. Overall, the first quarter of the fiscal 2025 saw a slight increase in net loss, as compared to prior quarter ended January 31, 2024, due to payment of mineral property taxes resulting from changes in regulatory requirements in Chile.

During the quarter ended January 31, 2024, the Company recorded a net loss of $124,810. The Company's total operating expenses during the three-month period ended January 31, 2024, were $91,689 with the largest expense associated with $53,087 the Company incurred in professional fees, followed by $15,000 the Company incurred in consulting fees. The Company's salaries, wages and benefits decreased to $6,040 as a result of the reorganization of the Company's operations, as the Company moved one of its employees from the salaried position to an administrative position as a self-employed consultant. The Company's interest on current debt during the fourth quarter of fiscal 2024 increased to $50,840, and fluctuation in foreign exchange rates resulted in $17,719 gain. Overall, the fourth quarter of the fiscal 2024 saw a decrease in net loss due to decreased exploration activity, as the Company's drilling and mapping programs were finalized during the fiscal 2023.

During the quarter ended October 31, 2023, the Company recorded a net loss of $163,376. The Company's total operating expenses during the three-month period ended October 31, 2023, were $71,835 with the largest expense associated with $30,000 the Company incurred in consulting fees, followed by $18,687 in general and administrative expenses, of which $7,013 were associated with administrative expenses, which resulted from reorganization of the Company's operations, as the Company moved one of its employees from the salaried position to an administrative position as a self-employed consultant, and $8,932 were associated with office expenses. The Company's salaries, wages and benefits decreased as a result of the above-mentioned reorganization to $5,893. The Company's interest on current debt during the third quarter of fiscal 2024 increased to $48,868, and fluctuation in foreign exchange rates resulted in $42,673 loss. Overall, the third quarter of the fiscal 2024 saw decrease in net loss due to decreased exploration activity, as the Company's drilling and mapping programs wrapped up during the fiscal 2023.

During the quarter ended July 31, 2023, the Company recorded a net loss of $152,430. The Company's total operating expenses during the three-month period ended July 31, 2023, were $115,839 with the largest expense associated with $37,792 the Company incurred in exploration expenses, which were associated with the payment of 2023/24 year property taxes. The second largest expense was associated with $30,000 the Company incurred in consulting fees, followed by $14,474 in general and administrative expenses, of which $6,965 were associated with administrative expenses, which resulted from reorganization of the Company's operations, as the Company moved one of its employees from the salaried position to an administrative position as a self-employed consultant. The Company's salaries, wages and benefits decreased as a result of the above-mentioned reorganization to $7,727. The Company's interest on current debt during the second quarter of fiscal 2024 increased to $46,664, and fluctuation in foreign exchange rates resulted in $10,073 gain. Overall, the second quarter of the fiscal 2024 saw decrease in net loss due to decreased exploration activity, as the Company's drilling and mapping programs wrapped up during the fiscal 2023.

During the quarter ended April 30, 2023, the Company recorded a net loss of $197,193. The Company's total operating expenses during the three-month period ended April 30, 2023, were $147,170 with the largest expense associated with $72,886 the Company incurred in advertising and promotion costs included in general and administrative expenses. The second largest expense was associated with $35,000 the Company incurred in consulting fees, followed by $15,118 in salaries, wages and benefits, which decreased as a result of the Company having to let go its temporary staff, who were hired for the time of the exploration programs on its Farellón Alto 1 - 8 concession. The Company's interest on current debt during the first quarter of fiscal 2024 increased to $43,554, and fluctuation in foreign exchange rates resulted in further $6,469 increase to the overall net loss for the period. Overall, the first quarter of the fiscal 2024 saw decrease in net loss due to decreased exploration activity, as the Company's drilling and mapping programs wrapped up during the fiscal 2023.

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RED METAL RESOURCES LTD Management’s Discussion and Analysis For the Three and Nine Months Ended October 31, 2024

During the quarter ended January 31, 2023, the Company recorded a net loss of $350,757. The Company's total operating expenses during the three-month period ended January 31, 2023, were $288,129 with the largest expense associated with $112,593 the Company recorded in mineral exploration costs, which were associated with reclassification of value added tax on exploration expenses from general and administrative fees to mineral exploration costs. The second largest expense was associated with $90,498 the Company incurred in advertising and promotion expenses mainly associated with the Company's efforts to raise awareness about Red Metal and its projects. The Company records its advertising and promotion expenses as part of general and administrative fees. In addition, the Company incurred $55,885 impairment charge recognized on the Perth Project, $45,000 in consulting fees, $44,937 in professional fees, $10,052 in regulatory fees, and $14,192 in salaries, wages and benefits, which decreased as a result of the Company having to let go its temporary staff, who were hired for the time of the exploration programs on its Farellón Alto 1 - 8 concession. The Company's interest on current debt during the 4th quarter of fiscal 2023 increased to $43,396, and fluctuation in foreign exchange rates resulted in further $19,232 increase to the overall net loss for the period.

Liquidity and Capital Resources

As of October 31, 2024, the Company had a cash balance of $11,296, a working capital deficit of $1,176,395 and cash used in operations totaled $247,499 for the period then ended.

During the nine months ended October 31, 2024, the Company supported its operations mainly through cash generated from related party notes payable totaling $150,482 issued to its director and CEO, Caitlin Jeffs, and to a company controlled by Ms. Jeffs and Mr. Thompson, the Company's director and VP of Exploration. The notes payable accumulate interest at 8% per annum, are unsecured and payable on demand. In addition, the Company raised $87,500 on the issuance of 1,750,000 Shares in private placement financing at $0.05 per Share.

The Company did not generate cash flows from its operating activities to satisfy the cash requirements for the nine months ended October 31, 2024. The amount of cash that the Company has generated from its operations to date is significantly less than its current and long-term debt obligations, including advances and notes payable to related parties. To service the Company's debt, management relies mainly on attracting cash through debt or equity financing.

Transactions with Related Parties

Related parties include the directors, officers, key management personnel, close family members and entities controlled by these individuals. Key management personnel are those having authority and responsibility for planning, directing and controlling the activities of the Company as a whole.

During the three- and nine-month periods ended October 31, 2024 and 2023, the Company incurred the following expenses with related parties:

	Three months ended October 31,		Nine months ended October 31,
	2024	2023	2024	2023
Consulting fees to a company owned by the Chief Financial Officer ("CFO")	$15,000	$15,000	$45,000	$45,000
Consulting and geological fees to a company controlled by directors	10,000	15,000	20,000	45,000
Consulting fees to a director and Vice President ("VP") of Finance	12,000	-	20,000	-
Consulting fees to a former director	-	-	10,000	-
Investor relation expenses to a company controlled by officers and directors	-	-	-	5,400
Legal fees paid to a company controlled by a director	3,461	5,060	17,321	16,615
Share-based compensation paid to directors and officers	38,647	-	38,647	-
Total transactions with related parties	$79,108	$35,060	$150,968	$112,015

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RED METAL RESOURCES LTD Management’s Discussion and Analysis For the Three and Nine Months Ended October 31, 2024

The following amounts were due to related parties as at:

	October 31, 2024	January 31, 2024
Due to a company owned by the CFO(c)	$156,137	$158,831
Due to a company controlled by directors	171,806	155,803
Due to a company controlled by directors	226,173	203,450
Due to a director and Chief Executive Officer ("CEO")(b)	71,778	68,159
Due to the CFO (b)	1,392	1,340
Due from a director and VP of Finance	11,859	-
Due to a former director	10,000	-
Due to a significant shareholder (b)	3,479	3,349
Due to a company controlled by a director	11,640	9,291
Total due to related parties(a)	$664,264	$600,223

(a) Amounts are unsecured, due on demand and bear no interest.

(b) On July 29, 2020, Polymet entered into mining royalty agreements (the "NSR Agreements") with the Company's director and CEO, CFO, and a significant shareholder (the "Purchasers") to sell net smelter returns (the "NSR") on its mineral concessions. NSR range from 0.3% to 1.25% depending on particular concession and the Purchaser. The Company's director and CEO agreed to acquire the NSR for $2,087 (US$1,500), CFO agreed to acquire the NSR for $1,392 (US$1,000), and a significant shareholder agreed to acquire the NSR for $3,479(US$2,500).

The NSR will be paid quarterly once commercial exploitation begins and will be paid on gold, silver, copper and cobalt sales. If, within two years, the Company does not commence commercial exploitation of the mineral properties, an annual payment of $10,000 per purchaser will be paid.

Pursuant to Chilean law, the NSR agreements will come in force only when registered against the land title in Chile. Due to temporary safety restrictions associated with COVID-19 pandemic, the registration of the NSR Agreements has been deferred, therefore the payments made by the CEO, CFO, and the significant shareholder have been recorded as advances on the books of the Company and will be applied towards the NSR Agreements, once they are fully legalized.

(c) On June 19, 2024, the Company entered into a debt settlement agreement with Da Costa Management Corp, an entity owned by the Company's CFO, who agreed to convert a total of $50,000 owed for regular trade payables into 1,000,000 Shares at $0.05 per share.

The following amounts were due under the notes payable the Company issued to related parties:

	October 31, 2024			January 31, 2024
	Current (b)	Long-term(b)	Total(b)	Total
Note payable to a director and former CEO	$150,916	$912,861	$1,063,777	$1,325,624
Note payable to CFO	1,290	10,940	12,230	17,664
Note payable to a company controlled by directors	-	-	-	200,240
Note payable to a company controlled by directors	149,787	291,226	441,013	340,611
Note payable to a significant shareholder	55,972	472,707	528,679	677,552
Total notes payable to related parties (a)	$357,965	$1,687,734	$2,045,699	$2,561,691

(a) The notes payable to related parties are unsecured and accumulate interest at a rate of 8% per annum.

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RED METAL RESOURCES LTD Management’s Discussion and Analysis For the Three and Nine Months Ended October 31, 2024

(b) On May 9, 2024, The Company restructured its debt with related parties  in the amount of $1,911,451 (the "Debt"), whereby the creditors agreed to forgive a total of $145,848 in interest accrued on the notes payable (which was recorded as part of the share-based payment reserve), and to restructure repayment of remaining balance of $1,765,603 together with interest accrued thereon over a period of 60 months to be payable in semi-annual installment payments, with the first payment being scheduled for November 9, 2024. The current liabilities include $200,000 representing two installment payments that are due on November 9, 2024 and May 9, 2025, under the restructured loan agreements; the remaining $122,913 represent the notes payable the Company issued to its related parties on the advances received outside of the debt restructuring agreements. During the year ended January 31, 2024, the debt due under the notes payable was payable on demand, and therefore was included as part of the current liabilities.

In addition, on May 9, 2024, the Company was notified that $450,000 owed under the notes payable with related parties have been reassigned to new directors and officers of the Company, who joined the management team on May 10, 2024. This amount was converted to 9,000,000 Shares at $0.05 per Share, as part of the June 19, 2024, debt settlement transaction.

On June 19, 2024, the Company entered into a debt settlement agreement with Fladgate Exploration Consulting Corporation, an entity partly owned by Mr. Thompson, the Company's director and VP of Exploration, and Ms. Jeffs, the Company's director and CEO, who agreed to forgive an interest accrued on the notes payable totaling $77,362 and to convert the remaining $129,093 into 2,581,865 Shares at $0.05 per Share. The debt forgiveness associated with interest accrued on the note payable up to the date of conversion, was recorded as part of the share-based payment reserve.

During the three-month period ended October 31, 2024, the Company accrued $40,631 (October 31, 2023 - $48,868) in interest expense on the notes payable to related parties. During the nine-month period ended October 31, 2024, the Company accrued $133,962 (October 31, 2023 - $139,086) in interest expense on the notes payable to related parties.

OUTSTANDING SHARE DATA

As at the date of this MD&A, the following securities were outstanding:

Type	Amount	Conditions
Common shares	40,035,726	Issued and outstanding
Warrants	1,957,500	Exercisable into 1,957,500 common shares at a price of $0.12 per share expiring on May 22, 2026.
Finder's Warrants	150,000	Exercisable into 150,000 common shares at a price of $0.12 per share expiring on May 22, 2026.
Stock options	440,000	Exercisable into 440,000 common shares at a price of $0.75 per share expiring on November 24, 2026.
Stock options	1,200,000	Exercisable into 1,200,000 common shares at a price of $0.12 per share expiring on October 2, 2026.
	43,783,226	Total shares outstanding (fully diluted)

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

SIGNIFICANT ACCOUNTING POLICIES

All significant accounting policies adopted by the Company have been described in the notes to the audited consolidated financial statements for the year ended January 31, 2024.

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RED METAL RESOURCES LTD Management’s Discussion and Analysis For the Three and Nine Months Ended October 31, 2024

New accounting standards and interpretations

A number of new accounting standards, amendments to standards, and interpretations have been issued but not yet effective up to the date of issuance of the Company's consolidated financial statements. The Company intends to adopt the standards when they become effective. The Company has not yet determined the impact of these standards on its consolidated financial statements, but does not anticipate that the impact will be significant.

RISKS AND UNCERTAINTIES

General

The Company is in the business of exploring and, if warranted, developing mineral properties, which is a highly speculative endeavor. A purchase of any of the common shares involves a high degree of risk and should be undertaken only by purchasers whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the common shares should not constitute a significant portion of an individual's investment portfolio and should be made only by persons who can afford a total loss of their investment. Prospective shareholders should evaluate carefully the following risk factors associated with an investment in the common shares.

The following risks and uncertainties could materially adversely affect the Company's business, financial condition and results of operations. Additional risks and uncertainties not presently known to management of the Company or that are currently deemed immaterial may also impair the Company's operations and financial condition.

Risks Relating to the Company's Conversion and Continuation

The Company continues to be treated as a U.S. corporation and taxed on its worldwide income after the conversion and continuation.

The conversion and continuation of the Company from the State of Nevada to the Province of British Columbia, Canada is considered a migration of the Company from the State of Nevada to the Province of British Columbia, Canada. Certain transactions whereby a U.S. corporation migrates to a foreign jurisdiction can be considered by the United States Congress to be an abuse of the U.S. tax rules because thereafter the foreign entity is not subject to U.S. tax on its worldwide income. Section 7874(b) of the Internal Revenue Code of 1986, as amended (the "Code"), was enacted in 2004 to address this potential abuse. Section 7874(b) of the Code provides generally that certain corporations that migrate from the United States will nonetheless remain subject to U.S. tax on their worldwide income unless the migrating entity has substantial business activities in the foreign country to which it is migrating when compared to its total business activities.

The Company's management has determined that Section 7874(b) of the Code applies to the migration of the Company from the State of Nevada to the Province of British Columbia, Canada, and therefore the Company continues to be subject to United States federal income taxation on its worldwide income.

The Company may be classified as a Passive Foreign Investment Company as a result of the merger and continuation.

Sections 1291 to 1298 of the Code contain the Passive Foreign Investment Company ("PFIC") rules. These rules generally provide for punitive treatment of "U.S. holders" of PFICs. A foreign corporation is classified as a PFIC if more than 75% of its gross income is passive income or more than 50% of its assets produce passive income or are held for the production of passive income.

Because most of the assets of the Company after the conversion and continuation are in cash or cash equivalents and shares of its wholly-owned subsidiary, Minera Polymet SpA, the Company may in the future be classified as a PFIC. If the Company is classified as a PFIC, then the holders of its shares who are U.S. taxpayers may be subject to PFIC provisions which may impose U.S. taxes, in addition to those normally applicable, on the sale of their shares of the Company or on distribution from the Company.

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RED METAL RESOURCES LTD Management’s Discussion and Analysis For the Three and Nine Months Ended October 31, 2024

Holders of shares of the Company who are U.S. taxpayers should consult their own tax advisors with respect to the application of the PFIC rules in their particular circumstances.

Negative Operating Cash Flow

During the nine-month periods ended October 31, 2024 and 2023, the Company earned no revenue while the net loss from operations totaled $571,020 and $512,999, respectively. If the Company does not find sources of financing as and when needed, it may be required to cease its operations.

Mineral exploration and development are very expensive. During the nine-month period ended October 31, 2024, the Company had no revenue from its operations and its operating expenses totaled 449,769 (October 31, 2023 - $334,844). These expenses were further increased by $133,962 in interest the Company accrued on the notes payable (October 31, 2023 - $139,086), and $2,205  loss on foreign exchange fluctuation (October 31, 2023 - $39,069) these expenses were in part offset by $14,916 gain the Company recognized on a write-off of the old debt that had surpassed the statute of limitations. Since inception, the Company has supported its operations through equity and debt financing and, to a minor extent, through option payments received on option or joint venture agreements, and royalty payments from third-party vendors, who the Company allowed to mine its claims. The Company's ability to continue its operations, including exploring and developing its properties, will depend on the ability of the Company and its management to generate operating revenue, obtain additional financing, or enter into joint venture agreements. Until the Company earns enough revenue to support its operations, which may never happen, it will continue to be dependent on loans and sales of its equity or debt securities to continue its development and exploration activities. If the Company does not find sources of financing as and when needed, it may be required to severely curtail, or even to cease, its operations.

Insufficient Capital

The Company was incorporated on January 10, 2005, and to date has been involved primarily in organizational activities, acquiring and exploring mineral claims and obtaining financing. The Company's financial statements have been prepared assuming that it will continue as a going concern. From the Company's inception, on January 10, 2005, the Company has accumulated losses of $15,123,094. As a result, the Company's management has expressed substantial doubt about the Company's ability to continue as a going concern. The continuation of the Company's operations depends on its ability to complete equity or debt financings as needed or generate capital from profitable operations. Such financings may not be available or may not be available on reasonable terms. The Company's financial statements do not include any adjustments that could result from the outcome of this uncertainty. Whether the Company will be successful as a mining company must be considered in light of the costs, difficulties, complications and delays associated with its proposed exploration programs. These potential problems include, but are not limited to, finding claims with mineral deposits that can be cost-effectively mined, the costs associated with acquiring such properties and the unavailability of human or equipment resources.  The Company cannot provide assurance it will ever generate significant revenue from its operations or realize a profit. The Company expects to continue to incur operating losses during the next 12 months.

Debt Owing to Related Parties

As of October 31, 2024, the Company owed $664,264 to related parties that were due in the next 12-month period for the services and reimbursable expenses they have provided; in addition, the Company owed its related parties a total of $2,045,699 on account of notes payable due on demand, of which $357,965 were payable on demand, and the remaining $1,687,734 were payable in series of semi-annual payments commencing on November 9, 2025, with the last payment expected to be made on May 9, 2029. The Company does not have the cash resources to pay its debt to related parties; therefore, it may decide to partially pay these individuals by issuing shares of the Company's common stock. Because of the low market value of the Company's common stock, the issuance of shares will result in substantial dilution to the percentage of the outstanding common stock owned by current shareholders.

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RED METAL RESOURCES LTD Management’s Discussion and Analysis For the Three and Nine Months Ended October 31, 2024

Financing Risks

The Company has no history of significant earnings and, due to the nature of its business, there can be no assurance that the Company will be profitable. The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. The only present source of funds available to the Company is through the sale of its securities. Even if the results of any future exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists on the Properties. While the Company may generate additional working capital through equity offerings or through the sale or possible syndication of the Properties, there is no assurance that any such funds will be available. If available, future equity financing may result in substantial dilution to shareholders

Speculative Nature of Mineral Exploration

Resource exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection, the combination of which factors may result in the Company not receiving an adequate return of investment capital.

There is no assurance that the Company's mineral exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company's operations will, in part, be directly related to the costs and success of its exploration programs, which may be affected by a number of factors. Substantial expenditures are required to establish reserves through drilling and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

No Known Mineral Reserves

It is unknown whether the Properties contain viable mineral reserves. If the Company does not find a viable mineral reserve, or if it cannot exploit the mineral reserve, either because the Company does not have the money to do it or because it will not be economically feasible to do so, the Company may have to cease operations and investors may lose their investment. Mineral exploration is a highly speculative endeavor. It involves many risks and is often non-productive. Even if mineral reserves are discovered on the Properties, the Company's production capabilities will be subject to further risks and uncertainties including:

• Costs of bringing the property into production including exploration work, preparation of production feasibility studies, and construction of production facilities, all of which the Company has not budgeted for;

• Availability and costs of financing;

• Ongoing costs of production; and

• Environmental compliance regulations and restraints.

Market Factors May Affect Ability to Market Any Minerals Found

Even if the Company discovers minerals that can be extracted in a cost-effective manner, it may not be able to find a ready market for its minerals. Many factors beyond the Company's control affect the marketability of minerals. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting minerals and environmental protection. The Company cannot accurately predict the effect of these factors, but any combination of these factors could result in an inadequate return on invested capital.

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RED METAL RESOURCES LTD Management’s Discussion and Analysis For the Three and Nine Months Ended October 31, 2024

Mineral Exploration is Hazardous

The search for minerals is hazardous. In the course of exploration, development and production of mineral properties, the Company could incur liability or damages as it conducts its business due to the dangers inherent in mineral exploration, including pollution, cave-ins, fires, flooding, earthquakes and other hazards. It is not always possible to fully insure against such risks or against which the Company may elect not to insure. The Company has no insurance for these types of hazards, nor does it expect to obtain such insurance for the foreseeable future. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Government Regulations

The mining business is subject to various levels of government control and regulation, which are supplemented and revised from time to time. The Company cannot predict what legislation or revisions might be proposed that could affect its business or when any such proposals, if enacted, might become effective. The Company's exploration activities are subject to laws and regulations governing worker safety, and, if it explores within the national park that is part of its Farellón property, protection of endangered and other special status species as well as protection of significant archeological remains, if there are any, will likely require compliance with additional laws and regulations. The cost of complying with these regulations has not been burdensome to date, but if the Company mines the Properties and processes more than 5,000 tonnes of ore monthly, it will be required to submit an environmental impact study for review and approval by the federal environmental agency. The Company anticipates that the cost of such a study will be significant and, if the study were to show too great an adverse impact on the environment, the Company might be unable to develop the property or it might have to engage in expensive remedial measures during or after developing the property, which could make production unprofitable. This requirement could materially adversely affect the Company's business, the results of its operations and its financial condition if it were to proceed to mine a property or process ore on the property.

The Company has no immediate or intermediate plans to process ore on any of the Properties

If the Company does not comply with applicable environmental and health and safety laws and regulations, it could be fined, enjoined from continuing its operations, and suffer other penalties. Although the Company makes every attempt to comply with these laws and regulations, it cannot provide assurance that it has fully complied or will always fully comply with them.

Environmental and Safety Regulations and Risks

Environmental laws and regulations may affect the operations of the Company. These laws and regulations set various standards regulating certain aspects of health and environmental quality. They provide for penalties and other liabilities for the violation of such standards and establish, in certain circumstances, obligations to rehabilitate current and former facilities and locations where operations are or were conducted. The permission to operate can be withdrawn temporarily where there is evidence of serious breaches of health and safety standards, or even permanently in the case of extreme breaches. Significant liabilities could be imposed on the Company for damages, clean-up costs or penalties in the event of certain discharges into the environment, environmental damage caused by previous owners of acquired properties or noncompliance with environmental laws or regulations. In all major developments, the Company generally relies on recognized designers and development contractors from which the Company will, in the first instance, seek indemnities. The Company minimizes risks by taking steps to ensure compliance with environmental, health and safety laws and regulations and operating to applicable environmental standards. There is a risk that environmental laws and regulations may become more onerous, making the Company's operations more expensive.

Competition

The mining industry is intensely competitive in all its phases. The Company competes for the acquisition of mineral properties, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees with many companies possessing greater financial resources and technical facilities than the Company. The competition in the mineral exploration and development business could have an adverse effect on the Company's ability to acquire suitable properties or prospects for mineral exploration in the future.

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RED METAL RESOURCES LTD Management’s Discussion and Analysis For the Three and Nine Months Ended October 31, 2024

Stress in the Global Economy

Negative fluctuations in a state of global economy may cause general tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, and lower business spending, all of which may have a negative effect on the Company's business, results of operations, financial condition and liquidity. The Company's suppliers may not be able to supply it with needed raw materials on a timely basis, may increase prices or go out of business, which could result in the inability of the Company to carry out its planned exploration programs. Furthermore, it may become difficult to locate other mineral exploration companies with available funds willing to engage in risky ventures such as the exploration of the Properties.

Such conditions may make it very difficult to forecast operating results, make business decisions and identify and address material business risks. As a result, the Company's operating results, financial condition and business could be adversely affected.

The Company conducts operations in a foreign jurisdiction and is subject to certain risks that may limit or disrupt its business operations.

The Company's head office is in Canada and its mining operations are in Chile. Mining investments are subject to the risks normally associated with the conduct of any business in foreign countries including uncertain political and economic environments; wars, terrorism and civil disturbances; changes in laws or policies, including those relating to imports, exports, duties and currency; cancellation or renegotiation of contracts; royalty and tax increases or other claims by government entities, including retroactive claims; risk of expropriation and nationalization; delays in obtaining or the inability to obtain or maintain necessary governmental permits; currency fluctuations; restrictions on the ability of local operating companies to sell gold, copper or other minerals offshore for U.S. or Canadian dollars, and on the ability of such companies to hold U.S. or Canadian dollars or other foreign currencies in offshore bank accounts; import and export regulations, including restrictions on the export of gold, copper or other minerals; limitations on the repatriation of earnings; and increased financing costs.

These risks could limit or disrupt the Company's exploration programs, cause it to lose its interests in its mineral claims, restrict the movement of funds, cause it to spend more than it expected, deprive it of contract rights or result in its operations being nationalized or expropriated without fair compensation, and could materially adversely affect the Company's financial position or the results of its operations. If a dispute arises from the Company's activities in Chile, the Company could be subject to the exclusive jurisdiction of courts outside North America, which could adversely affect the outcome of the dispute.

Legal ownership of the claims included in the Company's portfolio

The Company's ability to realize a return on its investment in mineral claims depends upon whether it maintains the legal ownership of the claims. While the Company takes steps it believes are necessary to maintain legal ownership of its claims, title to mineral claims may be invalidated for a number of reasons, including errors in the transfer history or acquisition of a claim the Company believed, after appropriate due diligence investigation, to be valid, but in fact, wasn't. The Company takes a number of steps to protect the legal ownership of its claims, including having its contracts and deeds notarized, recording these documents with the registry of mines and publishing them in the mining bulletin. The Company also reviews the mining bulletin regularly to determine whether other parties have staked claims over its ground. However, none of these steps guarantees that another party could not challenge the Company's right to a claim. Any such challenge could be costly to defend and, if the Company lost its claim, its business and prospects would likely be materially and adversely affected.

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RED METAL RESOURCES LTD Management’s Discussion and Analysis For the Three and Nine Months Ended October 31, 2024

No Anticipation of Payment of Dividends

A dividend has never been declared or paid in cash on the common shares. The Company does not anticipate such a declaration or payment for the foreseeable future. The Company intends to retain any earnings to develop, carry on, and expand its business.

Price Volatility of Publicly Traded Securities

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. It may be anticipated that any quoted market for the common shares will be subject to market trends generally, notwithstanding any potential success of the Company in creating revenues, cash flows or earnings. The value of common shares will be affected by such volatility.

Fluctuating Mineral Prices and Currency Risk

The Company's revenues, if any, are expected to be in large part derived from the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered, if any. Metal prices have fluctuated widely, particularly in recent years. Consequently, the economic viability of any of the Company's exploration projects cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

The Company sometimes holds a significant portion of its cash in U.S. dollars. Currency exchange rate fluctuations can result in conversion gains and losses and diminish the value of its U.S. dollars. If the U.S. dollar declined significantly against the Canadian dollar or the Chilean peso, its U.S. dollar purchasing power in Canadian dollars and Chilean pesos would also significantly decline and that could make it more difficult for the Company to conduct its business operations. The Company has not entered into derivative instruments to offset the impact of foreign exchange fluctuations.

Management

The success of the Company is currently largely dependent on the performance of its directors and officers. The loss of the services of any of these persons could have a materially adverse effect on the Company's business and prospects. There is no assurance the Company can maintain the services of its directors, officers or other qualified personnel required to operate its business.

Key Person Insurance

The Company does not maintain key person insurance on any of its directors or officers, and as result the Company would bear the full loss and expense of hiring and replacing any director or officer in the event the loss of any such persons by their resignation, retirement, incapacity, or death, as well as any loss of business opportunity or other costs suffered by the Company from such loss of any director or officer.

Difficulty for United States Investors to Effect Services of Process Against the Company.

The Company is incorporated under the laws of the Province of British Columbia, Canada. Consequently, it will be difficult for United States investors to affect service of process in the United States upon the directors or officers of the Company, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the Exchange Act. The majority of the Company's directors and officers are residents of Canada and all of the Company's material assets are located outside of the United States. A judgment of a United States court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the United States court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

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RED METAL RESOURCES LTD Management’s Discussion and Analysis For the Three and Nine Months Ended October 31, 2024

Conflicts of Interest

Some of the directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with the Company. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Business Corporations Act (British Columbia). Some of the directors and officers of the Company are or may become directors or officers of other companies engaged in other business ventures. In order to avoid the possible conflict of interest which may arise between the directors' duties to the Company and their duties to the other companies on whose boards they serve, the directors and officers of the Company have agreed to the following:

• Participation in other business ventures offered to the directors will be allocated between the various companies and on the basis of prudent business judgment and the relative financial abilities and needs of the companies to participate;

• No commissions or other extraordinary consideration will be paid to such directors and officers; and

• Business opportunities formulated by or through other companies in which the directors and officers are involved will not be offered to the Company except on the same or better terms than the basis on which they are offered to third party participants.

"Penny Stock" Rules May Make Buying or Selling the Company's Common Stock Difficult, and Severely Limit its Marketability and Liquidity

Because the Company's securities are considered a penny stock, shareholders will be more limited in their ability to sell their shares. The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than US$5.00, other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or quotation system. Because the Company's securities constitute "penny stocks" within the meaning of the rules, the rules apply to the Company and to its securities. The rules may further affect the ability of owners of shares to sell the Company's securities in any market that might develop for them. As long as the trading price of the Common Shares is less than US$5.00 per share, the Common Shares will be subject to Rule 15g-9 under the Exchange Act. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document prepared by the SEC, that:

  Contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;
  Contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation to such duties or other requirements of securities laws;
  Contains a brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and the significance of the spread between the bid and ask price;
  Contains a toll-free telephone number for inquiries on disciplinary actions;
  Defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and
  Contains such other information and is in such form, including language, type, size and format, as the SEC shall require by rule or regulation.

The broker-dealer also must provide, prior to effecting any transaction in a penny stock, the customer with: (a) bid and offer quotations for the penny stock; (b) the compensation of the broker-dealer and its salesperson in the transaction; (c) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such shares; and (d) a monthly account statement showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitably statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for the Common Shares.

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RED METAL RESOURCES LTD Management’s Discussion and Analysis For the Three and Nine Months Ended October 31, 2024

Tax Issues

Income tax consequences in relation to the common shares will vary according to circumstances of each investor. Prospective investors should seek independent advice from their own tax and legal advisers prior to investing in common shares of the Company.

Other Risks and Uncertainties

Although the Company has tried to identify all significant risks, it may not have identified all risks, and other risks may exist. The Company has sought to identify what it believes to be the most significant risks to its business, but it cannot predict whether, or to what extent, any of such risks may be realized nor can it guarantee that it has identified all possible risks that might arise. Investors should carefully consider all of such risk factors before making an investment decision with respect to the Company's common shares.

Financial Instruments

Fair value

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and

Level 3 - Inputs that are not based on observable market data.

The Company has classified its cash as measured at fair value in the statement of financial position, using level 1 inputs. The estimated fair value of financial liabilities, being accounts payable, accrued liabilities, and due to related parties, approximates their carrying values due to the short-term nature of these instruments.

Capital management

The Company manages its capital to safeguard the Company's ability to continue as a going concern, to ensure future benefits to stakeholders, and to have sufficient funds on hand for business opportunities as they arise.

The Company considers the items included in share capital as capital. The Company manages the capital structure and adjusts it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through short-term prospectuses, private placements, sell assets, incur debt, or return capital to shareholders. As at the date of the filing of this MD&A, the Company does not have any debt that is subject to externally imposed capital requirements.

The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure. These risks include liquidity risk, credit risk, and market risk. Where material, these risks are reviewed and monitored by the Board of Directors.

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RED METAL RESOURCES LTD Management’s Discussion and Analysis For the Three and Nine Months Ended October 31, 2024

b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the  Company's normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, considering its anticipated cash flows. Historically, the Company's sources of funding have been through equity financings and loans from the Company's management and its significant shareholder. The Company's access to financing is uncertain. There can be no assurance of continued access to significant debt or equity funding.

The table below sows the remaining contractual maturities of the Company's financial liabilities as of October 31, 2024.

	Within 1 year	1-5 years	5+ years
Accounts payable and accrued liabilities	$242,778	$-	$-
Amounts due to related parties	664,264	-	-
Loans payable	357,965	2,181,745	-
Withholding taxes payable	-	-	141,029
	$1,265,007	$2,181,745	$141,029

c) Credit risk

Credit risk is the risk of potential loss to the Company if a customer or counter party to a financial instrument fails to meet its contractual obligations. The Company's credit risk is limited to the carrying amount on the statement of financial position and arises from the Company's cash, which is held with high-credit quality financial institutions in Canada and in Chile. As such, the Company's credit risk exposure is minimal.

d) Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and equity prices.

i. Currency risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company has offices in Canada and Chile, and holds cash in Canadian, United States, and Chilean Peso currencies. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Chilean Peso could have an effect on the Company's results of operations, financial position, and/or cash flows. At October 31, 2024, the Company had no hedging agreements in place with respect to foreign exchange rates. As the majority of the transactions of the Company are denominated in CAD and Chilean Peso currencies, movements in the foreign exchange rates are not expected to have a material impact on the consolidated statements of comprehensive loss.

ii. Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company has minimal interest rate risk as it has no interest accumulating financial assets that may become susceptible to interest rate fluctuations.

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RED METAL RESOURCES LTD Management’s Discussion and Analysis For the Three and Nine Months Ended October 31, 2024

iii. Equity Price risk

Equity price risk is the risk that the fair value of equity/securities decreases as a result of changes in the levels of equity indices and the value of individual stocks. The Company is not exposed to equity price risk as it does not have any investments in marketable securities.

CONTINGENCIES

There are no contingent liabilities.

ADDITIONAL INFORMATION

Additional information concerning the Company and its operations is available on SEDAR+ at www.sedarplus.ca.

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